RESUME

For Richard Ewing

March 6, 2017

To Present: Edward Jones Financial Advisor

From Feb 2003:   Duties include but not limited to advising clients on how to achieve their financial and retirement goals, invest their funds for future growth and provide insurance solutions.

To Feb 2003: Eaton City Schools Business Manager

From July 2000:   Was in charge of all operations of the school district. I was not in charge of the teachers or students but all the rest of the staff. My duties included management of all the staff that cleaned, cooked, drove buses, sectaries and maintenance workers for all of the buildings in the district. I was also in charge of all the physical property that belonged to the district

To July 2000: Wright-Patterson AFB

From 1990:   I was a weapons engineer that worked on the conversion of the B-1 bomber from nuclear to conventional ordnance delivery. I was also in charge of 2 very large computer systems used in litigation between contractors and the Defense Department.

To 1990:   Fram Oil Filters Manufacturing Engineer

From 1987:   I was an engineer that solved the day to day manufacturing problems as well as investigation of new machinery, installation of new equipment and de bugging of that equipment. I was in charge of a complete refurbishing of a 300 ton Minster press in a 2 week shut down period. I had workers from the Minster Company, machine movers and maintenance working around the clock to finish the job on time. We finished one shift late but the press performed as if it were new.

To 1987:   Ewing Truss Inc. Owner

From 1985:   I started a wooden roof truss manufacturing plant. I purchased the equipment. Installed the equipment, de bugged the equipment and did all the engineering of the trusses. I employed 28 workers to assemble and deliver the trusses to the job site. I was profitable on the 12 month of production. After 2 years I was approached by a company who wanted to buy my operation. I sold the company.

To 1985:   Delco Moraine Plant Engineer

From 1978:   I worked as a plant engineer, plant layout engineer and a product engineer. As a plant engineer I was in charge of new equipment purchase and installation, movement of old equipment out of production and the disposal of the old equipment. As a layout engineer I was one of 4 people charged to input the entire plant on a computer graphs system. There was 1.2 million square feet of manufacturing floor space to input into the computer. As a product engineer I maintained electronic testers in the product design and testing labs

To 1978:   Perfect Circle Inc. Engineer

From 1977:   I worked as an engineer in the piston ring plant. My main responsibility was to change the manufacturing process to produce a quality product using a machined ring blank rather than the cast blank that had been used for years

To 1977:   Student at Miami University

From 1975:   Student in the school of engineering

To 1975:   Student at The Ohio State University

From 1973:   Student in the general education

To 1973:   United States Army

From 1971: All but basic training I was stationed in Germany. I was a headquarters company clerk, battalion commander driver and the driver for the commanding general of all Engineering Command in Europe

To 1971; Student at United Electronics Institute

From 1969: I was a student in a 2 year straight through school to learn electronics. When I graduated from school, I was drafted into the Army